Exhibit 8(b)

                                     [DATE]

Stockholders of Marked Tree Bancshares, Inc.

      Re:   Merger - Federal Income Tax Consequences

Ladies and Gentlemen:

      We have acted as counsel for Marked Tree Bancshares, Inc. ("Marked Tree Bancshares") in connection with the Agreement and Plan of Merger dated as of November 27, 2002 (the "Bancshares Agreement"), by and between Pocahontas Bancorp, Inc. ("Pocahontas Bancorp") and Marked Tree Bancshares. The Bancshares Agreement provides that Marked Tree Bancshares will be merged (the "Bancshares Merger") with and into Pocahontas Bancorp, with Pocahontas Bancorp the surviving corporation of the Bancshares Merger. Pursuant to the Bancshares Agreement, each share of Marked Tree Bancshares common stock issued and outstanding at the Effective Date will be converted into shares of Pocahontas Bancorp common stock based on the Exchange Ratio set forth in the Bancshares Agreement. No fractional shares of Pocohontas Bancorp common stock will be issued in connection with the Merger. In lieu of fractional shares, Pocohontas Bancorp will make a cash payment as set forth in the Bancshares Agreement.

      Marked Tree Bank is a wholly owned subsidiary of Marked Tree Bancshares. First Community Bank is a wholly owned subsidiary of Pocahontas Bancorp. Marked Tree Bank and First Community Bank have entered into an Agreement and Plan of Merger dated as of November 27, 2002 (the "Bank Agreement"). The Bank Agreement provides that Marked Tree Bank will be merged (the "Bank Merger") with and into First Community Bank, with First Community Bank the surviving corporation of the Bank Merger. This opinion is provided pursuant to the requirements of Section 6.01(g) of the Bancshares Agreement. Capitalized terms not defined herein shall have the meaning ascribed to them in the Bancshares Agreement.

      We have been provided with (i) an Officer's Certificate dated ________________, 2003, in which officers and stockholders of Marked Tree Bancshares make certain representations regarding the Bancshares Merger and the Bank Merger, and (ii) a Certificate dated __________________, 2003, in which officers of Pocahontas Bancorp make certain representations regarding the Bancshares Merger and the Bank Merger (the "Certificates"). We assume those representations to be not only statements in the signers' best information but also currently true statements of fact, and we rely thereon in rendering this opinion.
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January 31, 2003
Page 2

      In rendering the following opinion, we have considered the Bancshares Agreement, the Bank Agreement, the Certificates, applicable case law and applicable provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), and regulations adopted thereunder, and Revenue Rulings and Revenue Procedures published thereunder.

      Based on the foregoing and assuming that the representations made in the Certificates also will be true as of the Effective Date of the Bancshares Merger and the Bank Merger as defined in the Agreement, we are of the opinion that, upon consummation of the Bancshares Merger and the Bank Merger in accordance with the terms and conditions of the Bancshares Agreement and the Bank Agreement, for federal income tax purposes:

      1. The Bancshares Merger and the Bank Merger will each qualify as a reorganization under Section 368(a) of the Code.

      2. No gain or loss will be recognized by any Marked Tree Bancshares stockholder upon the exchange of Marked Tree Bancshares Common Stock solely for Pocahontas Bancorp Common Stock pursuant to the Bancshares Merger (except with respect to cash received in lieu of a fractional share interest in Pocahontas Bancorp Common Stock, if any, as discussed below).

      3. The aggregate tax basis of the Pocahontas Bancorp Common Stock received by each stockholder of Marked Tree Bancshares who exchanges Marked Tree Bancshares Common Stock for Pocahontas Bancorp Common Stock in the Bancshares Merger will be the same as the aggregate tax basis of the Marked Tree Bancshares Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share interest in Pocahontas Bancorp Common Stock).

      4. The holding period of the shares of Pocahontas Bancorp Common Stock received by a Marked Tree Bancshares stockholder in the Bancshares Merger will include the holding period of the Marked Tree Bancshares Common Stock surrendered in exchange therefor, provided that such shares of Marked Tree Bancshares Common Stock were held as a capital asset by such stockholder at the Effective Date.

      5. Cash received in the Bancshares Merger by a Marked Tree Bancshares stockholder in lieu of a fractional share interest of Pocahontas Bancorp Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Pocahontas Bancorp Common Stock which such stockholder would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the Marked Tree Bancshares Common Stock surrendered in exchange therefor was held as a capital asset by such stockholder at the Effective Date).

      This opinion is limited to the effect of the income tax laws of the United States of America, and we have expressed no opinion as to the laws of any jurisdiction other than the United States of America. We have not considered the effects of the transaction under the income tax laws of the State of Arkansas or on the stockholders of Marked Tree Bancshares under the income tax laws of the states in which they

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January 31, 2003
Page 3

reside, and we have not considered the effects on the transaction, if any, of sales and use taxes or any other state and local taxes. We express no opinion as to the federal income tax consequences of the exchange of Marked Tree Bancshares shares by any individual who receives such shares as compensation and holds them at the Effective Date subject to any restriction related to employment.

      Changes to the Code, regulations, rulings thereunder, and changes by the courts and the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinion expressed herein.

      The foregoing opinion is furnished to you solely in connection with the above-described transaction and may not be relied upon by any other person or entity, or used for any other purpose. Unless a prior written consent of our firm is obtained, this opinion is not to be quoted or otherwise referred to in any report, proxy statement, or registration statement, and is not to be filed with or furnished to any governmental agency or other entity or person, except as otherwise required by law.

      We hereby consent to our firm being referenced under the caption "Legal Matters" in the Prospectus/Proxy Statement included in the Registration Statement on Form S-4 filed by Pocahontas Bancorp, and a copy of this opinion attached as an exhibit to such Registration Statement.

                                          Very truly yours,

                                          BAKER, DONELSON, BEARMAN &
                                          CALDWELL, a professional corporation


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